EXHIBIT 99.5

SUBSCRIPTION RIGHTS TO PURCHASE UNITS CONSISTING OF SHARES OF COMMON

STOCK AND WARRANTS

OFFERED PURSUANT TO SUBSCRIPTION RIGHTS

DISTRIBUTED TO SHAREHOLDERS

OF FIRST CAPITAL BANCORP, INC.

February ____, 2012

To Our Clients:

Enclosed for your consideration are a prospectus, dated ________, 2012 (the “Prospectus”), and the “Beneficial Owner Election Form” relating to the offering (the “Rights Offering”) by First Capital Bancorp, Inc. (the “Company”) of Units (as defined below) pursuant to nontransferable subscription rights (the “Rights”) distributed to all holders of record of shares of the Company’s common stock, par value $4.00 per share (the “Common Stock”), at 5:00 p.m., Eastern Time, on February 10, 2012 (the “Record Date”). The Rights and Units are described in the Prospectus.

In the Rights Offering, the Company is offering an aggregate of 8,913,513 Units, as described in the Prospectus. Each Unit consists of one share of common stock and one warrant to purchase one-half (1/2) of a share of common stock.

The Rights will expire, if not exercised prior to 5:00 p.m., Eastern Time, on ________, 2012 unless extended (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for each share of Common Stock owned by such beneficial owner at 5:00 p.m., Eastern time, on the Record Date. Each Right will allow the holder thereof to subscribe for up to three Units (the “Basic Subscription Right”) at the cash price of $2.00 per Unit (the “Subscription Price”). For example, if a Recordholder owned 100 shares of Common Stock as of 5:00 p.m., Eastern time, on the Record Date, it would receive 100 Rights and would have the right to purchase 300 Units for the Subscription Price.

In the event that you purchase all of the Units available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase Units that are not purchased by our shareholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Units”), subject to the right of first refusal in favor of the standby purchaser and certain other limitations, availability and the allocation process more fully described in the Prospectus. If over-subscription requests exceed the number of Units available, we will allocate the available Units among the shareholders exercising the Over-Subscription Privilege by multiplying the number of Units requested by each subscriber through the exercise of their Over-Subscription Privilege by a fraction that equals (x) the number of Units available to be purchased through Over-Subscription Privileges divided by (y) the total number of Units requested by all subscribers through the exercise of their Over-Subscription Privileges.

You will be required to submit payment in full for all the Units you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Units prior to the Expiration Time, if you wish to maximize the number of Units you purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of Units available to you, assuming that no shareholders other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Right. The Company will eliminate fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

The Company can provide no assurances that you will actually be entitled to purchase the number of Units issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. The Company will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our shareholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient Units arc available following the exercise of subscription rights under the Basic Subscription Rights and subject to the right of first refusal in favor of the standby purchaser.

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To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Units available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over- Subscription Privilege, you will be allocated only the number of Unsubscribed Units available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

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To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Units available to you pursuant to the Over- Subscription Privilege, you will be allocated the number of Unsubscribed Units for which you actually paid in connection with the Over-Subscription Privilege. See “The Right Offering — The Subscription Rights — Over-Subscription Privilege.”

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Units to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the document carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any Units to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form and payment for any Units you wish to subscribe for.

Your Beneficial Owner Election Form and payment should be forwarded to us as promptly as possible, and well in advance of the Expiration Date, in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern time, at the Expiration Time. Once you have exercised the Basic Subscription Right or the Over-Subscription Privilege, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained by contacting the Registrar and Transfer Company 800-368-5948 or via e-mail at info@rtco.com. Any questions or requests for assistance concerning the Rights Offering should be directed to Registrar and Transfer Company.

Very truly yours,

Recordholder